SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A
C.N.P.J. No. 42.150.391/0001 -70
NIRE 29300006939
A PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON SEPTEMBER 30, 2008

1. DATE AND TIME: September 30, 2008, at 10:00 a.m. 2. PLACE: The Company’s principal place of business located at Rua Eteno, 1561, Complexo Petroquímico de Camaçari, CEP 42.810 -000, Municipality of Camaçari, State of Bahia. 3. CALL NOTICE: The Call Notice was published, pursuant to article 124 of Law 6404/76, on the following days: on September 13/14, 16 and 17, 2008, in the " Official Gazette of the State of Bahia"; on September 15, 16 and 17, 2008 in the newspaper "A Tarde"; and it was widely disclosed according to CVM Rulings Nos. 02/78 and 207/94, on September 15, 16 and 17, 2008 in the newspaper "Valor Econômico". In compliance with CVM Rulings Nos. 358/2002 and 319/1999, respectively, the “Relevant Fact” was published in the "Official Gazette of the State of Bahia" on September 13/14, 2008, in the newspaper "A Tarde" on September 13, 2008, and in newspaper “Valor Econômico”, on September 15, 2008, with the respective erratum being published in the same vehicles on September 17, 2008. 4. ATTENDANCE: Shareholders representing more than ninety percent (90%) of the Company’s voting capital, as per the signatures below and those affixed to the Shareholders’ Attendance Book. The meeting also had the presence of Mr. Felipe Edmond Ayoub, Brazilian, married, accountant, bearer of Identity Card RG No. 15.895.085 SSP/SP, enrolled in the Individual Taxpayers’ Register (CPF) under No. 125.046.418 -85 and in the Regional Accounting Council of the State of São Paulo under No. CRC 1SP187402/O-4, partner of PricewaterhouseCoopers Auditores Independentes, a civil company established in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1.400, 9th and 10th, and 13th to 17th floors, Torre Torino, enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 61.562.112/0006 -35 and enrolled in the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5 (“PWC”). Messrs. Manoel Mota Fonseca, representative of the Company’s Fiscal Council, and Mr. Joel Benedito Junior, representative of the Company’s management, were also present. The presence of shareholders owning preferred shares was also recorded, as per the signatures contained in the Shareholders’ Attendance Book. 5. PRESIDING BOARD: Pedro Oliveira da Costa – Chairman; Marcella Menezes Fagundes – Secretary, elected as established in article 17 of the Bylaws. 6. AGENDA: (1) election of a member of the Board of Directors, in view of the resignation presented; (2) approval and ratification of the appointment and retaining by the Company’s managers of a specialized company which will be liable for issuing appraisal reports on the equities of the companies Ipiranga Química S/A (“IQ”) and Petroquímica Paulínia S/A (“PPSA”); (3) review, discussion and approval of the documents concerning the IQ spin-off and merger of the spun-off portion into the Company; (4) approval of the IQ spin-off and merger of the spun-off portion into the Company, without any capital increase; (5) review, discussion and approval of the documents concerning the merger of PPSA into the Company; (6) approval of the merger of PPSA into the Company, without any capital increase; (7) authorization for the Company’s management to perform such acts as shall be needed to formalize the above matters; 7. FISCAL COUNCIL’S OPINION: The Company’s Fiscal Council, in an Opinion issued on September 12, 2008, expressed itself favorably to approval of the proposal for merger of the spun-off portion resulting from the partial spin-off of IQ and the merger of PPSA into the Company, as well as to approval of the respective “Protocol and Justification of the Partial Spin-off of Ipiranga Química S.A., with conveyance of the spun-off portion to Braskem S.A.” and “Protocol and Justification of Merger of Petroquímica Paulínia S.A.”, and the documents supporting such corporate transactions. 8. RESOLUTIONS: - The matters established in the Agenda were put to discussion and voting, and the resolutions below were unanimously approved by the attendees: 8.1. to authorize the drawing-up of these minutes in summary form, as well as publication of such minutes omitting the signatures of the shareholders present, under the terms of article 130 and its paragraphs, of Law 6404/76; 8.2. WAIVER AND REPLACEMENT OF A MEMBER OF THE BOARD OF DIRECTORS – a) to take knowledge of the resignation presented by the alternate Member Rubio Fernal Ferreira e Sousa; b) to consign votes of thanks and recognition to the resigning Member for his efforts and contribution to the Company; c) to elect to the vacant position resulting from the aforementioned resignation, for the same term of office as the other members of the Board of Directors, that is, until the Annual General Meeting that is to review the managers’ accounts for the fiscal year ending on December 31, 2009, as an alternate member, Mr. CARLOS JORGE HUPSEL DE AZEVEDO, Brazilian, married, civil engineer, enrolled with CPF/MF under No. 049.596.555 -34, bearer of Identity Card No. 422.388 – SSP/SP, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Av. das Nações Unidas, 4.777, 6th floor, CEP 05.477 -000. The Board Member elected herein is invested in office on the date hereof and represents, for all legal purposes, on pain of law, pursuant to article 37, item II, of Law No. 8934 of November 18, 1994, with the wording of article 4 of Law No. 10194 dated February 14, 2001, that he is not prevented from performing commercial activities or from managing mercantile companies by virtue of a criminal sentence, having also provided written representations, pursuant to the provisions of CVM Rulings Nos. 358 of January 03, 2002, and 367 of May 29, 2002, which are filed with the Company’s headquarters, according to the terms of such Rulings.

8.3. APPROVAL AND RATIFICATION OF THE RETAINING OF A SPECIALIZED COMPANY – to approve and ratify the appointment and retaining of the specialized firm PWC, identified above, previously carried out by the Company’s management, to prepare appraisal reports on the net assets referring to the spun-off portion of IQ, a joint-stock company with its principal place of business in the City and State of São Paulo, at Av. Angélica, 2.346, 14th and 15th floors, enrolled with CNPJ/MF under No. 62.227.509/0001 -29, with its acts of incorporation filed with the Commercial Registry of the State of São Paulo – JUCESP, under NIRE No. 35.300.127.684, and on the net assets of PPSA, a joint-stock company with its principal place of business at Rodovia SP 332, Km 134, Paulínia, State of São Paulo, enrolled with CNPJ/MF under No. 07.698.405/0001 - 94, with its acts of incorporation filed with the Commercial Registry of the State of São Paulo – JUCESP under NIRE No. 35300326130. PWC, represented at the Meeting by Mr. Felipe Ayoub, who offered to clarify any doubts of the attending shareholders. Such company proceeded to (i) the accounting appraisal of the net assets referring to the spun-off portion of IQ as of the base date of July 31, 2008 (“Base Date”), and (ii) the accounting appraisal of the net equity of PPSA as of the Base Date; 8.4. IQ SPIN-OFF TRANSACTION – (i) to approve, without any proviso, the terms and conditions of the “Protocol and Justification of Merger of the Partial Spin-off of Ipiranga Química S.A. with conveyance of the spun-off portion to Braskem S.A.” executed by the managements of both IQ and the Company on September 12, 2008, setting out the purpose, bases and other conditions related to the partial spin-off of IQ with conveyance of the spun-off portion to the Company, pursuant to articles 224, 225 and 229 of Law 6404/76; such document, which was presented by the Chairman and reviewed by the attendees, was initialed by the Presiding Board and filed at the Company’s headquarters, a copy of which, after initialed by the Secretary, is made an integral part of these minutes as Exhibit I (“Protocol and Justification of the Partial Spin-off”); (ii) to approve, after it has been reviewed and discussed, without any proviso, the accounting appraisal report on the net assets referring to the spun-off portion of IQ, previously prepared by PWC, identified above, on the Base Date; such document, after presented by the Chairman and reviewed by the attendees, was initialed by the Presiding Board and filed at the Company’s headquarters, a copy of which, after initialed by the Secretary, is made an integral part of these minutes as Exhibit II (“Accounting Report on the IQ Spun-off Portion”). The Accounting Report on the IQ Spun-off Portion establishes that the portion of the net assets of IQ to be conveyed to the Company is equal, on the Base Date, to R$1,076,305,001.70; (iii) to approve the partial spin-off of IQ with conveyance of the spun-off portion to the Company, under the terms and conditions set forth in the Protocol and Justification of the Partial Spin-off approved in the above item, without any change to the Company’s capital, and (iv) to establish that the Company will be the general legal successor of IQ as regards all rights and obligations related to the spun-off portion; 8.5. PPSA MERGER – (i) to approve, without any proviso, the terms and conditions of the “Protocol and Justification of the Merger of Petroquímica Paulínia S.A. into Braskem S.A.” executed by the managements of both PPSA and the Company on September 12, 2008, specifying the purpose, bases and other conditions related to the merger of PPSA into the Company, pursuant to articles 224, 225 and 227 of Law 6404/76; such document, after presented by the Chairman and reviewed by the attendees, was initialed by the Presiding Board and filed at the Company’s headquarters, a copy of which, after initialed by the Secretary, is made an integral part of these minutes as Exhibit III (“Protocol and Justification of the Merger of PPSA”); (ii) to approve, after it has been reviewed and discussed, without any proviso, the financial statements of PPSA and the accounting appraisal report on the net assets of PPSA, prepared on the Base Date by PWC, identified above; such document, after presented by the Chairman and reviewed by the attendees, was initialed by the Presiding Board and filed at the Company’s headquarters, a copy of which, after initialed by the Secretary, is made an integral part of these minutes as Exhibit IV (“PPSA Financial Statements”) and Exhibit V (“PPSA Accounting Report”). The PPSA Accounting Report shows, as of the Base Date, a book net equity of R$280,000,000.00; (iii) to approve the merger of PPSA, pursuant to the terms and conditions established in the Protocol and Justification of Merger of PPSA approved in the above item, without any change in the Company’s capital due to the fact that the Company is the sole shareholder of PPSA; for this reason it will not be necessary to establish any exchange ratio and the provisions of article 264 of Law 6404/76 shall not apply, and (iv) to establish that the Company will be the general legal successor of PPSA as regards all the rights and obligations, it being certain that the current headquarters of PPSA located at Rodovia SP 332, km 134, in the Municipality of Paulínia, State of São Paulo, will be transferred to the Company and will continue to exist as its branch; 8.6) to authorize the Company’s management, represented pursuant to its Bylaws, to perform all acts required to implement and formalize the merger of the spun-off portion of IQ and the merger of PPSA; 9. CLOSING: As there were no further subjects to be discussed, the Extraordinary General Meeting was ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Shareholders present at the meeting, who reached the quorum required for the validity of the resolutions, and by decision of the Shareholders, the extraction of the certificates needed by the Secretary was authorized. Camaçari, State of Bahia, September 30, 2008. [Presiding Board: Pedro Oliveira da Costa – Chairman, and Marcella Menezes Fagundes – Secretary; Shareholders: Nordeste Química S.A. – Norquisa (by Pedro Oliveira da Costa); Odebrecht S.A. (by Pedro Oliveira da Costa); and Petrobras Química S.A. – Petroquisa (by Mario Jorge Cabral)].

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes
Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 02, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.